SECURITIES AND EXCHANGE COMMISSION

15025127

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response......	12.00

SEC Mail Processing Section
APR 16 2015
Washington DC
404

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 50241

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY) X

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Salem Partners LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11111 Santa Monica Boulevard, Suite 2250
(No. and Street)

Los Angeles (City) California (State) 90025 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Stephen Prough (310) 806-4200
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG
(Name – *if individual, state last, first, middle name*)

550 South Hope Street, Suite 1500 (Address) Los Angeles (City) California (State) 90071 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OD 4/20/15

OATH OR AFFIRMATION

I, Stephen Prough, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Salem Partners, LLC, as of December 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

GOLI KAMANGAR
Commission # 1967180
Notary Public - California
Los Angeles County
My Comm. Expires Feb 18, 2016

Signature

CO,CEO
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SALEM PARTNERS, LLC
(A Delaware Limited Liability Company)

CONTENTS

YEAR ENDED DECEMBER 31, 2014

KPMG LLP
Suite 1500
550 South Hope Street
Los Angeles, CA 90071-2629

Report of Independent Registered Public Accounting Firm

The Management
Salem Partners, LLC
(A Delaware Limited Liability Company):

We have audited the accompanying statement of financial condition of Salem Partners, LLC (Delaware Limited Liability Company) as of December 31, 2014 (the financial statement). The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Salem Partners, LLC (Delaware Limited Liability Company) as of December 31, 2014, in conformity with U.S. generally accepted accounting principles.

KPMG LLP

Los Angeles, California
April 7 2015

SALEM PARTNERS, LLC
(A Delaware Limited Liability Company)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2014

ASSETS		
Cash and cash equivalents	$	2,117,505
Accounts receivable		167,278
Prepaid expenses and other assets		71,318
Due from related party		166,567
Furniture, fixtures and equipment, net		361,009
Deposits		41,853
Total assets	$	2,925,530
LIABILITIES AND MEMBER'S EQUITY		
Liabilities:		
Accounts payable	$	30,623
Unearned revenues		52,500
Accrued salaries		15,000
Deferred rent		118,476
Total liabilities		216,599
Member's equity		2,708,931
Total liabilities and member's equity	$	2,925,530

See accompanying notes to financial statements.

1. Summary of significant accounting policies and business of the Company:

Formation of the Company:

Salem Partners, LLC (the "Company"), a Delaware limited liability company, was formed in January 1997. Salem Partners Holdings, LLC (the "Parent") is the sole member of the Company. Management and control of the Company is vested entirely in the Parent. The Parent's liability is limited to its respective capital contributions, except as otherwise required by law.

Business of the Company:

The Company is a registered broker-dealer subject to the rules and regulations of the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company provides investment banking and advisory services to clients primarily in the media and entertainment, technology, life sciences, aerospace and defense industries. The Company does not hold customer funds or securities.

Basis of Presentation:

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

These financial statements were approved by management and available for issuance on April 7, 2015. Subsequent events have been evaluated through this date.

Furniture, fixtures, equipment and leasehold improvements:

Furniture, fixtures and equipment are stated at cost and are being depreciated using the straight-line method over the estimated useful lives of the assets ranging from 5 to 7 years. Leasehold improvements are amortized over the service lives of the improvements or the term of the related lease, whichever is shorter.

Cash and cash equivalents:

The Company considers all highly liquid short-term investments purchased with an original maturity of three months or less to be cash equivalents.

The Company maintains its cash and cash equivalents in accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts.

Accounts Receivable:

Accounts receivable consist of amounts due from clients for investment banking and valuation services. The Company's management periodically assesses its accounts receivable for collectability and establishes an allowance for doubtful accounts and records bad debt expense when deemed necessary. At December 31, 2014, all accounts are deemed collectible.

1. Summary of significant accounting policies and business of the Company (continued):

Fair Value – Definition and Hierarchy:

In accordance with GAAP, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

In determining fair value, the Company uses various valuation approaches. In accordance with GAAP, a fair value hierarchy for inputs is used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumptions about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The fair value hierarchy is categorized into three levels based on the inputs as follows:

Level 1 - Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 securities. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

Level 2 - Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 - Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The availability of valuation techniques and observable inputs can vary from security to security and is affected by a wide variety of factors including, the type of security, whether the security is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Those estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the securities existed. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for securities categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement in its entirety falls, is determined based on the lowest level input that is significant to the fair value measurement.

1. Summary of significant accounting policies and business of the Company (continued):

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date. The Company uses prices and inputs that are current as of the measurement date, including periods of market dislocation. In periods of market dislocation, the observability of prices and inputs may be reduced for many securities. This condition could cause a security to be reclassified to a lower level within the fair value hierarchy.

Investment banking and advisory services:

During the year ended December 31, 2014, the Company earned revenue from investment banking which included private placement and merger-and-acquisition services provided under contractual arrangements that generally require clients to pay a non-refundable up front fee, service fees or an agreed-upon fee upon the closing of a transaction. The Company recognizes non-refundable up front fees as revenue when services are delivered or performed over the term of the arrangement. Service fees are recognized as revenue when the related services are provided. Transaction fees are recognized as revenue when the underlying transaction is completed.

During the year ended December 31, 2014, the Company also earned revenue from advisory services which include valuation assistance provided under contractual arrangements that generally require clients to pay a non-refundable up front fee, service fees or an agreed-upon fee upon completion of the services. The Company recognizes non-refundable up front fees as revenue when services are delivered or performed over the term of the arrangement. Service fees are recognized as revenue when the related services are provided.

Advertising:

The Company expenses advertising costs as incurred. During the year ended December 31, 2014, the Company's advertising expenses were insignificant.

Use of accounting estimates in the preparation of financial statements:

The preparation of financial statements in conformity with GAAP requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

1. Summary of significant accounting policies and business of the Company (continued):

Income taxes:

The Company is a limited liability company, and treated as a partnership for income tax reporting purposes. The Internal Revenue Code ("IRC") provides that any income or loss is passed through to the members for federal and state income tax purposes. Accordingly, the Company has not provided for federal or state income taxes. The Company follows accounting guidance issued by the Financial Accounting Standards Board ("FASB") related to the application of accounting for uncertainty in income taxes. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each year. The Company's management does not believe that any current tax positions would result in an asset or a liability for taxes being recognized in the accompanying financial statements.

The Company's policy is to recognize interest and penalties accrued on any unrecognized tax position as a component of income tax expense. As of December 31, 2014, the Company did not have any accrued interest or penalties associated with any unrecognized tax positions, nor were any interest expense recognized during the year ended December 31, 2014. Tax years subject to examination include 2011 through the current period.

2. Furniture, fixtures and equipment:

As of December 31, 2014, furniture, fixtures and equipment consisted of the following:

Computer equipment	$ 78,942
Leasehold improvements	300,370
Equipment	10,910
Furniture and fixtures	96,643
	486,865
Less accumulated depreciation	
and amortization	(125,856)
	$ 361,009

During the year ended December 31, 2014, depreciation and amortization expense was $72,725.

3. Operating leases:

The Company leases office space under a seven-year operating lease expiring in 2020. The Company also entered into a n additional 12 month lease in San Francisco for office space in 2014 expiring in April 2015. Total rent expense for the year ended December 31, 2014, excluding rent expense allocated to an affiliate of the Company (Note 7), was $256,698.

Aggregate future lease payments of office space and equipment to the Company's parent for the five years subsequent to December 31, 2014 are as follows:

Year Ending December 31,		
2015	$	326,262
2016		325,845
2017		340,455
2018		355,850
Thereafter		529,912
	$	1,878,324

4. Unearned revenue:

Unearned revenue of $52,500 represents amounts billed or collected but not yet earned under existing agreements.

5. Retirement plan:

The Company has established the Salem Partners, LLC 401(k) Profit Sharing Plan (the "Plan") for the benefit of its eligible employees, pursuant to Section 401(k) of the Internal Revenue Code. The Plan is a defined contribution plan. Participants may contribute from 1% to 75% of their eligible compensation, as defined in the Plan. The Company may make matching and/or additional contributions to the Plan for the benefit of participants at its discretion. During the year ended December 31, 2014, the Company elected not to contribute to the Plan.

6. Net capital requirement:

The Company as a member of FINRA, is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2014, the Company had net capital of $1,900,906 which was $1,889,965 in excess of its required net capital of $10,940 and the Company's net capital ratio was 0.086 to 1.

7. Transactions with affiliates:

At December 31, 2014, the Company had a receivable of $166,567 from an affiliate. Under an expense sharing agreement, this affiliated entity is allocated a portion of the Company's expenses. The allocated expenses are recorded as a receivable from the affiliate in the Company's financial statements because the Company's affiliate has agreed, in writing, to assume responsibility for these expenses. During the year ended December 31, 2014, the Company charged the affiliate an additional $155,169 pursuant to the terms of the expense sharing agreement.

8. Subsequent events:

The Company evaluated subsequent events through April 7, 2015, the date the Company's financial statements were available to be issued.